     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

S A M E X M I N I N G C O R P
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

COVER LETTER

May 22, 2012

RE: SAMEX Mining Corp. - AMENDED MD&A for the year ended December 31, 2011

SAMEX Mining Corp. has re-filed an AMENDED Management Discussion & Analysis of Financial Statements that has been amended as follows:

The table of Selected Annual Information on page 7 of the MD&A was amended by adding a comparative third year (fiscal Year Ended December 31, 2009) to provide three years of selected annual information for each of the three most recently completed financial years.

As indicated in the table below, an explanation was added in bold font, "Fiscal 2011 and 2010 are reported under IFRS.  Fiscal 2009 is reported under Canadian GAAP.  See above, "Conversion to International Financial Reporting Standards".  The heading "IFRS" was placed above the columns for Year Ended December 31, 2011 and 2010; and a third column (bold borders) was added under the heading of "Canadian GAAP Year Ended December 31, 2009".

Selected Annual Information - Fiscal 2011 and 2010 are reported under IFRS. Fiscal 2009 is reported under Canadian GAAP. See above, "Conversion to International Financial Reporting Standards".	IFRS Year Ended December 31, 2011	IFRS Year Ended December 31, 2010	Canadian GAAP Year Ended December 31, 2009

Revenue	$ -	$ -	-
Loss from operations	4,259,292	1,163,026	1,591,785
Net and comprehensive loss for the year	3,845,201	1,091,350	4,282,770
Net loss per share	(0.03)	(0.01)	(0.05)
Total assets	23,654,987	19,366,455	10,154,038
Long-term liabilities	-	-	-

These additions to the table of Selected Annual Information comprise the amendment made to the MD&A which has been re-filed on SEDAR.

Sincerely,

SAMEX Mining Corp.

"Larry McLean"

Vice President - Operations and CFO